Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Six months ended June 30		Years ended December 31
(dollars in thousands)	2014	2013	2013	2012	2011	2010	2009
Fixed charges
Total interest charges	$33,455	$31,155	$64,130	$62,056	$60,031	$61,510	$57,944
Interest component of rentals	1,661	1,250	2,793	2,690	2,152	1,857	2,499
Pretax preferred stock dividend requirements of subsidiaries	727	719	1,421	1,467	1,468	1,461	1,452
Total fixed charges	$35,843	$33,124	$68,344	$66,213	$63,651	$64,828	$61,895
Earnings
Net income attributable to Hawaiian Electric	$70,190	$53,662	$124,009	$100,356	$101,066	$77,669	$80,526
Fixed charges, as shown	35,843	33,124	68,344	66,213	63,651	64,828	61,895
Income taxes	41,644	30,952	69,117	61,048	61,584	46,868	47,776
Interest capitalized	(2,017)	(3,356)	(7,097)	(4,355)	(2,498)	(2,558)	(5,268)
Earnings available for fixed charges	$145,660	$114,382	$254,373	$223,262	$223,803	$186,807	$184,929
Ratio of earnings to fixed charges	4.06	3.45	3.72	3.37	3.52	2.88	2.99

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of Hawaiian Electric and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding interest capitalized). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of Hawaii Electric Light and Maui Electric, increased to an amount representing the pretax earnings required to cover such dividend requirements.